September 7, 2007

Zip+4 Code: 20549

<u>Via Fax & U.S. Mail</u>

Mr. Gareb Shamus
Chief Executive Officer
International Fight League, Inc.
424 West 33rd Street
Suite 650
New York, NY 10001

RE: International Fight League, Inc. (the "Company")
        Form 10-K for the year ended December 31, 2006
        File No. 0-21134

Dear Mr. Shamus:

We have received your letter dated September 5, 2007 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within fifteen (15) business days.

Consolidated Statements of Cash Flows, page 36

1.   We note your response to our prior comment number 1 in which you indicate that the $2,525,000 of Series A Preferred Stock issued during 2006 was issued in exchange for $1,350,000 of cash received during 2006 and the conversion of $1,175,000 of investor advances received during 2005 that were converted into Series A Preferred stock during 2006. We also note that you have reflected the issuance of the Series A Preferred Stock on a gross basis of $2,525,000 in your 2006 statement of cash flows in your Form 10-Q for the quarter ended June 30, 2007 and have reflected the conversion of the investor advances as a cash outflow of $1,175,000 in the 2006 statement of cash flows in your Form 10-Q for the quarter ended June 30, 2007. Please note that the conversion of the investor advances into Series A Preferred Stock is a non-cash transaction which should not be included in your statement of cash flows but should instead be reported in supplemental disclosure of your non-cash investing and financing activities in accordance with paragraph 32 of SFAS No. 95. Please confirm that you will revise your statement of cash flows in future filings to include only the cash portion of any transactions involving both cash and non-cash consideration. Also, any non-cash transaction should be separately disclosed in a supplemental schedule of non-cash investing activities.

Revenue Recognition, page 39

2.   We have reviewed your responses to our prior comment number 2 but do not believe that the disclosures provided in Note 11 to your audited financial statements adequately explain your revenue recognition policy for television rights. As previously requested, please tell us and disclose in future filings your revenue recognition policy for television rights. We may have further comment upon receipt of your response.

Loans from Directors, Officers and Affiliated Parties, page 43

3.   Furthermore, we have reviewed your response to our prior comment number 4 but continue to have concern that your accounting treatment for the arrangement with FSN under which it agrees to broadcast certain of the Company's martial arts matches may not be appropriate. Although we agree that paragraph 18 of APB 29 generally provides that the accounting for a reciprocal exchange of goods and services in a non-monetary transaction should generally be based on the fair value of the assets and or services involved, we are unclear as to whether your transaction with FSN has commercial substance. Please note that if your transaction lacks commercial substance, it should be measured on the basis of the recorded amount of the assets or services relinquished rather than at fair value in accordance with paragraph 20 of APB 29, as amended by SFAS No.153. Please explain in detail why you believe the transaction with FSN has commercial substance as such term is defined in paragraph 21 of APB 29.

4.   Also, please tell us and explain in the notes to your financial statements how you are calculating or determining the distribution costs related to the arrangement with FSN. Although your response to prior comment number 4 explained how you determined the revenue recognized, it did not explain how you were estimating the related distribution costs which should be recognized in your financial statements. Although it appears you are recognizing the same amounts of revenues and expenses, it is unclear as to why this is appropriate.

5.   Furthermore, we note that you began to recognize revenue in 2007 in connection with the telecast of IFL events by FSN and MNTV. Please explain both your revenue and related distribution expense recognition policies with regards to the revenues and expenses associated with the telecast arrangements with FSN and MNTV. Your response should clearly explain how you valued the revenues and any related expenses recognized under this arrangement and should indicate whether MNTV is required to make cash payments to the Company as the disclosures in MD&A in your Form 10-Q for the Quarter ended June 30, 2007 imply. Also, please explain the nature of any costs that you are required to incur as a result of your arrangements with FSN and MNTV. We may have further comment upon receipt of your response.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, the undersigned, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief

     Via facsimile: Salvatore A. Bucci, CFO
                     (212) 564-6546